UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one) G Form 10-K G Form 20-F G Form 11-K X Form 10-Q G Form N-SAR
            G Form N-CSR
                 For Period Ended: October 10, 2004
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                 G   Transition Report on Form 10-K
                 G   Transition Report on Form 20-F
                 G   Transition Report on Form 11-K
                 G   Transition Report on Form 10-Q
                 G   Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I BC REGISTRATION INFORMATION

Full Name of Registrant  Benihana Inc.
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Former Name if Applicable

8685 Northwest 53rd Terrace
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Address of Principal Executive Office (Street and Number)

City, State and Zip Code  Miami, Florida  33166
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PART II C RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
    X     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its quarterly report on Form 10-Q for the quarter ended October 10, 2004 within the prescribed time period because of a potential issue with respect to the classification of the borrowings under a credit agreement with Wachovia Bank, National Association as long-term debt versus short-term debt in the condensed consolidated balance sheeet as of March 28, 2004 contained in its quarterly report on Form 10-Q for the quarter ended October 10, 2004. This potential classification issue will have no effect on the condensed consolidated balance sheet as of October 10, 2004, the condensed consolidated statements of earnings for the three periods ended October 10, 2004 and October 12, 2003, the condensed consolidated statements of earnings for the seven periods ended October 10, 2004 and October 12, 2003, the condensed consolidated statement of stockholders' equity for the seven periods ended October 10, 2004 and the condensed consolidated statements of cash flows for the seven periods ended October 10, 2004 and October 12, 2003, each of which will be included in the quarterly report on Form 10-Q for the quarter ended October 10, 2004, which will be filed on or before the fifth calendar day following the prescribed due date.


PART IV C OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Michael R. Burris                      (800)              327-3369
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          (Name)                          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                   Yes X     No  G
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    Yes G  No X
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                       Benihana Inc.
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Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 21, 2004                By: /s/ Michael R. Burris
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                                            Michael R. Burris
                                            Senior Vice President - Finance and
                                            Chief Financial Officer